EXHIBIT 99.29

ANNUAL GENERAL MEETING OF THE HOLDERS OF
COMMON SHARES OF
MERCATOR MINERALS LTD. (THE “COMPANY”)
JUNE 25, 2010
REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote by a show of hands at the annual general shareholders’ meeting of the Company:

Outcome of Vote
1. Setting the number of directors at eight.	Carried
2. The election of the following nominees as directors
of the Company for the ensuing year or until their successors are elected or appointed:

Joseph M. Keane
Raymond R. Lee
Michael D. Lindeman
Stephen P. Quin
Robert J. Quinn
Michael L. Surratt
Gavin Thomas
Ronald Earl Vankoughnett

Carried
3. The appointment of BDO Dunwoody LLP, Chartered Accountants, as auditors of the Company and the authorization of the directors to fix their remuneration.	Carried
Dated at North Vancouver, British Columbia this 7th day of July, 2010.

MERCATOR MINERALS LTD. Per: “Marc S. LeBlanc” Marc S. LeBlanc VP Corporate Development & Corporate Secretary